                                                                           7059

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   --------

                                 SCHEDULE 13D
                                (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No.      )(1)


                       LINDA'S DIVERSIFIED HOLDINGS INC.
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                                (Name of Issuer)

                      CLASS A COMMON STOCK $.001 PAR VALUE
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                         (Title of Class of Securities)

                                535160-10-5-000
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                                 (CUSIP Number)

                               BARRY L. KOSOWSKY
                               30 NICHOLAS DRIVE
                         EAST HAVEN, CONNECTICUT 06512
                                  203-468-6216
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               NOVEMBER 19, 1997
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of    Pages)

-----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 12 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                         FORMS                                  7060
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CUSIP NO. 535160-10-5-000             13D                PAGE ____ OF ____ PAGES

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 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     BARRY L. KOSOWSKY
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                       (b) / /
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 3   SEC USE ONLY
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 4   SOURCE OF FUNDS*
                                                    PF
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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                        / /
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 6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                         USA
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   NUMBER OF    7   SOLE VOTING POWER                    736,060
    SHARES
  BENEFICIALLY  ----------------------------------------------------------------
    OWNED BY    8   SHARED VOTING POWER                  0
      EACH
    REPORTING   ----------------------------------------------------------------
  PERSON WITH   9   SOLE DISPOSITIVE POWER               736,060

                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER             0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                         736,060
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                         29.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                                                         IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

         This Schedule 13D is filed with respect to the shares of Class A Common Stock, $.001 par value (the "Class A Common Stock") of Linda's Diversified Holdings Inc, a Delaware corporation. The address of the principal executive office is 11 Commerce Drive, Cranford, New Jersey 07016.

Item 2. Identity and Background

         This Schedule 13D is filed by Barry L. Kosowsky (Mr. Kosowsky), an individual having a residence address at 30 Nicholas Drive, East Haven, Connecticut 06512. Mr. Kosowsky is Controller of Jeneric/Pentron Inc. a Connecticut Corporation. Jeneric/Pentron Inc.'s principal business activity is the manufacturing of dental materials. Jeneric/Pentron Inc. is not a party to this Schedule 13D and, to Mr. Kosowsky's knowledge, has no interest in any securities of the issuer.


         Mr. Kosowsky has not, during the last five years, been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Mr. Kosowsky is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         The funds used in making the stock purchases described herein are the personal funds of the reporting person totalling $74,174.24 for all common stock and Unit acquisitions.

Item 4. Purpose of Transaction

         Shares are being acquired for investment purposes only.

Item 5. Interest in Securities of the Issuer

         The aggregate number and percentage of the class of securities identified pursuant to Item 1 above beneficially owned by Mr. Kosowsky are 736,060 shares and 29.0%, respectively. Mr. Kosowsky holds sole voting and dispositive power as to all said shares. This includes 100,300 shares of common stock which are currently owned and 158,940 units which are currently owned. Each unit consists of one share of Class A Common Stock, one redeemable Class A warrant and one redeemable Class B warrant. Each Class A warrant entitles the holder to purchase one share of Class A Common Stock and one Class B warrant at an aggregate exercise price of $6.25. Each Class B warrant entitles the holder to purchase one share of Class A Common Stock at an exercise price of $8.50 per share. If all 158,940 Class A warrants were exercised at $6.25 per share, Mr. Kosowsky would own an additional 158,940 Class A Common shares and would have 317,880 Class B warrants (158,940 from the original units and an additional 158,940 from the exercise of the Class A warrants). If Mr. Kosowsky then exercised his 317,800 B warrants he would have a total of 736,060 Class A Common shares (100,300 originally owned; 158,940 in the units originally owned; 158,940 from the exercise of the Class A warrants and 317,880 from the exercise of the Class B warrants).

Mr. Kosowsky has completed the following transactions in the class of securities identified pursuant to item 1 above.

COMMON STOCK

DATE OF             AMOUNT OF    PRICE PER           WHERE
TRANSACTION         SECURITIES   SHARE               AND HOW
                    INVOLVED                         TRANSACTION
                                                     WAS EFFECTED
           6/3/97        2,500       $1.06           PURCHASED-OPEN MARKET
          6/17/97        2,500       $1.19           PURCHASED-OPEN MARKET
          7/17/97        2,500       $1.19           PURCHASED-OPEN MARKET
         11/19/97        5,000       $0.16           PURCHASED-OPEN MARKET
          12/5/97       20,000       $0.03           PURCHASED-OPEN MARKET
          12/8/97       40,400       $0.03           PURCHASED-OPEN MARKET
         12/17/97       15,000       $0.04           PURCHASED-OPEN MARKET
         12/24/97       12,400       $0.04           PURCHASED-OPEN MARKET


Total Common           100,300
stock purchased

DATE OF             AMOUNT OF    PRICE PER           WHERE
TRANSACTION         SECURITIES   UNIT                AND HOW
                    INVOLVED                         TRANSACTION
                                                     WAS EFFECTED
                    UNITS
           5/2/97        2,500       $2.38           PURCHASED-OPEN MARKET
          5/30/97        2,500       $1.56           PURCHASED-OPEN MARKET
           6/5/97        2,100       $1.31           PURCHASED-OPEN MARKET
          6/13/97        1,500       $1.31           PURCHASED-OPEN MARKET
          6/16/97        3,900       $1.31           PURCHASED-OPEN MARKET
          7/28/97        3,000       $1.31           PURCHASED-OPEN MARKET
           8/6/97        2,000       $1.25           PURCHASED-OPEN MARKET
           8/7/97        2,000       $1.25           PURCHASED-OPEN MARKET
          8/11/97        1,500       $1.13           PURCHASED-OPEN MARKET
          8/11/97       15,350       $0.88           PURCHASED-OPEN MARKET
          8/27/97       10,500       $0.78           PURCHASED-OPEN MARKET
          9/30/97        1,300       $0.14           PURCHASED-OPEN MARKET
          10/3/97       10,000       $0.07           PURCHASED-OPEN MARKET
          10/6/97          300       $0.07           PURCHASED-OPEN MARKET
         10/10/97          400       $0.07           PURCHASED-OPEN MARKET
         10/14/97        2,000       $0.07           PURCHASED-OPEN MARKET
         10/16/97        6,000       $0.07           PURCHASED-OPEN MARKET
         10/30/97       16,500       $0.10           PURCHASED-OPEN MARKET
         11/12/97        5,000       $0.08           PURCHASED-OPEN MARKET
         11/14/97          900       $0.08           PURCHASED-OPEN MARKET
         11/17/97          600       $0.06           PURCHASED-OPEN MARKET
         11/18/97        5,450       $0.06           PURCHASED-OPEN MARKET
         11/20/97          550       $0.13           PURCHASED-OPEN MARKET
         11/21/97        3,100       $0.13           PURCHASED-OPEN MARKET
         11/25/97        3,200       $0.13           PURCHASED-OPEN MARKET
         11/26/97        4,000       $0.13           PURCHASED-OPEN MARKET
         11/28/97        8,800       $0.13           PURCHASED-OPEN MARKET
          12/3/97        2,500       $0.06           PURCHASED-OPEN MARKET
          12/5/97        6,300       $0.06           PURCHASED-OPEN MARKET
          12/8/97        4,250       $0.06           PURCHASED-OPEN MARKET
          12/9/97        6,150       $0.06           PURCHASED-OPEN MARKET
         12/11/97          400       $0.06           PURCHASED-OPEN MARKET
         12/17/97        4,290       $0.06           PURCHASED-OPEN MARKET
         12/18/97        2,350       $0.06           PURCHASED-OPEN MARKET
         12/19/97        1,000       $0.06           PURCHASED-OPEN MARKET
         12/22/97        1,160       $0.06           PURCHASED-OPEN MARKET
         12/24/97        1,240       $0.06           PURCHASED-OPEN MARKET
         12/26/97          250       $0.06           PURCHASED-OPEN MARKET
         12/29/97       14,100       $0.06           PURCHASED-OPEN MARKET

Total units
purchased which
include one share
of common stock,
one a wt and one
b wt                   158,940

Total common stock owned including common stock in units                 259,240
Class A warrants exercisable                                             158,940
Class B warrants exercisable                                             317,880
Maximum ownership based upon current stock position                      736,060

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None


Item 7. Materials to be Filed as Exhibits.

None


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                   JANUARY 6, 1998
                                   ---------------------
                                   DATE



                                   /s/ Barry L. Kosowsky
                                   ---------------------
                                   SIGNATURE



                                   Barry L. Kosowsky
                                   ---------------------
                                   NAME